Mail Stop 3030

February 27, 2009

Via U.S. Mail and Fax (585) 267-4819

Margaret V. Russell
Chief Financial Officer
Biophan Technologies, Inc.
15 Schoen Place
Pittsford, New York 14534

      Re: Biophan Technologies, Inc.
               Form 10-K for the fiscal year ended February 29, 2008
               Filed June 13, 2008
               File No. 000-26057

Dear Ms. Russell:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 29, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.   In future filings revise to provide a discussion of liquidity and capital resources. In addition, we note that you have continued to experience recurring operating losses and negative cash flows. We also note that you will need significant additional capital to fund your business. Please tell us and in future filings expand the disclosure to discuss the following:

·   Your plan of operation for the next twelve months, including plans to fully develop your products, and expected financing needs and sources;
·   A summary of any product research and development that you will perform for the term of the plan;
·   An indication of the amount of cash that will be required to effectively market your product;
·   Any expected purchase or sale of plant and significant equipment; and
·   Any expected significant changes in the number of employees.

Refer to Item 303 of Regulation S-K.

Comparison of the Years Ended February 29, 2008 and February 28, 2007

2.   Please tell us and revise future filings to discuss the "restructuring" referenced on page 17, including the amounts recorded in the financial statements related to the restructuring and the impact that this is expected to have on future operations.

Reports of Independent Registered Public Accounting Firm, page F-2

3.   We note that the inception to date amounts included in the consolidated statements of stockholders' equity from August 1, 1968 to February 29, 2000 are not covered by an audit report. In future filings please label these amounts as "unaudited." Similarly, since the entire inception to date amounts included in the consolidated statements of operations and consolidated statements of cash flows are not covered by audit reports, in future filings, please label the statements as "unaudited" so as not to confuse the investor.

4.   We note that the predecessor audit report of Goldstein Golub Kessler LLP includes a going concern explanatory paragraph. In light of the lack of revenues from your planned principal business activities, recurring losses from operations and the significant deficit accumulated during development stage please have your current auditors tell us how they evaluated the requirements of AU Section 341 in concluding that the audit report for fiscal 2008 should not include a going

concern explanatory paragraph. We reference the disclosure on page F-11 that your losses and accumulated deficit raise substantial doubt as to your ability to continue as a going concern.

Financial Statements

Consolidated Statements of Operations, page F-5

5.   We note that you recorded $11 million in revenues from the sale of intellectual property rights. Please tell us how the sale of intellectual property meets the definition of revenue discussed in SAB topic 13A1 and paragraphs 79, 84 and 85 of Concepts Statement 6. Please tell us how you determined that this sale results in revenue rather than a gain on sale of assets which would be reported below gross margin as part of other operating activities. Your response should indicate how the sale of these assets constitutes your ongoing major or central operations.

Note 2. Business Combinations, page F-15

6.   We note your issuance of 4,923,080 shares of common stock valued at $8,467,698 for the initial 35% interest in Myotech LLC. On page F-9 of your Consolidated Statement of Stockholder's Equity we also note a subsequent reversal of this amount as 2005 – treasury shares. Tell us the nature of the reversal transaction and how this was recorded in your financial statements.

7.   You state that you provided an aggregate of $4,636,040 of additional funding through October 1, 2007 to Myotech. Tell us where this funding is reflected in your Consolidated Statements of Cash Flows.

8.   You state that in October 2007, for an initial purchase price of $1,200,000, you increased the ownership percentage in Myotech to 68.02%. Tell us where this $1,200,000 is reflected in your Consolidated Statements of Cash Flows for the Year Ended February 29, 2008.

9.   Please describe to us your accounting treatment for the purchase of additional ownership in Myotech and how this is consistent with paragraphs 14 and A5-A7 of SFAS 141. Please provide us and disclose in future filings your purchase price allocation that indicates how you determined the amount of negative goodwill.

10.   Please provide us a roll-forward of the minority interest account. Tell us how you allocate losses from Myotech and how these amounts are recorded in your financial statements.

Note 5. Intangible Assets, page F-18

11.	Tell us whether the amounts reported under intangible assets, net of amortization represent Myotech's historical balances. Also, tell us how you have applied the provisions of SFAS 144 in determining whether these intangibles were impaired at February 28, 2007 and February 29, 2008. Discuss the significant assumptions and estimates used in your analysis.

Note 7. Line of Credit Agreements, page F-19

12.	With regard to your line of credit with Biomed Solutions on May 27, 2005, please tell us where the discount of $958,160 is reflected in your Consolidated Statement of Stockholder's Equity.

13.	Tell us the amount you borrowed under the additional line of credit with Biomed Solutions in January 2006. Also, tell us where the discount of $1,678,425 is reflected in your Consolidated Statement of Stockholders' Equity.

14.	You state that an amendment in October 2006, reduced the price at which the $5,000,000 Biomed Note is convertible into shares of your common stock. Please tell us if the $5,000,000 Biomed Note is the same as the additional Line of Credit with Biomed entered into in January 24, 2006. Also, tell us how you accounted for the reduction in conversion price resulting from this amendment. Specify the accounting literature relied upon.

Note 10. Senior Secured Convertible Notes, page F-20

15.	We note that you issued $7,250,000 of Senior Secured Convertible Notes on October 11, 2006. As consideration to the investors, you also issued one-year warrants to purchase 10,820,896 shares of your common stock and five-year warrants to purchase 10,820,896 shares of your common stock. You also recorded a discount on the Notes of $7,250,000 for the fair value of the warrants and additional expense of $7,304,105 for the excess of warrants over the carrying value of the Notes. Please tell us your accounting basis for this treatment and specify the literature relied on. Also, tell us how you considered the provisions of EITF 00-27 in allocating the proceeds of your Notes between the warrants and any beneficial conversion options.

16.	Please tell us where the payment of $652,500 relating to the Forebearance Agreement is reflected in your consolidated Statements of Cash Flows. In addition, tell us and disclose in future filings whether you may have to pay any similar charges in future periods.

17.	We note that in fiscal 2007 you adjusted the exercise price of the warrants issued to investors pursuant to the Purchase Agreement at $0.81 to $0.89 per share to $0.51 per share. Pleas tell us and revise future filings to disclose your accounting for this reduction in the exercise price including the impact that it had on your financial statement.

18.   Please tell us and disclose in future filings your accounting treatment related to the modification of the original warrants that resulted in additional expense of $5.3 million in fiscal 2007 and indicate how you determined the amount of expense for this modification.

19.   With regards to Amendment No. 1 to the Securities Purchase Agreement, we note that you reduced the conversion price of the Notes and the exercise price of the related warrants. For accounting purposes, they have been treated as an extinguishment of the old debt. Please tell us the accounting basis for your conclusion including the specific literature relied on and how you determined that the modifications resulted in an extinguishment of debt. In addition, tell us how you determined the amount of the loss.

Note 11. Fair value of Warrant Liability, page F-21

20.   You state that you recorded a liability of $10,157,937 for the fair value of the warrants related to the Senior Secured Convertible Notes at February 28, 2007. Your balance sheet shows an amount of $10,494,006 as the fair value of warrant liability. Please tell us the reason for this difference. In addition, you state that the value of the warrants was $14,554,105 at inception on page F-21 which indicates a reduction in the liability of approximately $4,396,168. However, your income statement shows a change in fair value of warrants of $5,318,064. Please provide us a roll-forward of the warrant liability.

21.   On a related note, in future filings provide a roll-forward of your outstanding warrants for the periods presented, similar to your stock options outstanding.

Note 17. Stock-Based Compensation Plans, page F-24

22.   Tell us why some of the assumptions in 2007 are marked as "unaudited."

Form 10-Q for the quarterly period ended November 30, 2008

Statements of Cash Flows, page 3

23.   Tell us and disclose in future filings the nature of the $6.7 million decrease to net cash (used in) provided by operating activities related to minority interest and changes in investment in subsidiaries, net.

Intangible Assets, page 6

24.   Please tell us and disclose in future filings the business and operational facts and circumstances leading to the impairment of Myotech CSS intellectual property. Your discussion should focus on the business reasons that estimates of future operating results and cash flows changed from those estimates developed at the time the asset was acquired. In addition, disclose the significant assumptions and estimates used in your analysis to determine the asset impairment.

25.   In light of the dissolution of Myotech LLC, and your recurring losses and cash flow deficits, please tell us how you assessed the recoverability of the remaining carrying value of the Myotech CSS property intellectual property of $1,780,328 at November 30, 2008.

26.   In future filings, clarify the nature and related accounting treatment for the other intangible assets.

Investment in Myotech, LLC. Page 9

27.   Please tell us and disclose in future filings the significant terms of the June 30, 2008 amendment to the Securities Purchase Agreement and how this was recognized in your financial statements. Tell us how you calculated the negative goodwill and how you adjusted the amounts in your financial statements.

Discontinued Operations, page 10

28.   Tell us how you calculated the amount of minority interest included in the loss from operations of discontinued operation.

29.   We note that you recorded a charge against paid in capital for $8,398,775 for the return of your shares. Please tell us the specific accounting treatment and the literature that you relied on for this transaction.

Fair value of Warrant Liability, Page 14

30.   Please tell us and disclose in future filings the basis for the accounting treatment for the warrants that are being accounted for as liabilities. Tell us how you determined the liability treatment and the literature that you relied on for this accounting treatment.

Stockholders' Equity, page 14

31.   Tell us the nature of the 120,555,441 shares issued for principal and interest on the convertible notes. Please reconcile this amount to your disclosure on page 13 that you delivered 14.2 million shares of your common stock in satisfaction of your notes.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding these comments and related matters. You may also contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief